UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42915

Alps Group Inc

(Registrant’s Name)

Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)

No. 1, Jalan 1/68F, Jalan Tun Razak

50400 Kuala Lumpur

Wilayah Persekutuan, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Alps Group Inc (the “Company”) is filing this Report on Form 6-K to report its financial results for the six months ended September 30, 2025 and to discuss its recent corporate developments.

Attached as exhibits to this Report on Form 6-K are:

(1)	The unaudited pro forma condensed combined financial information and related notes of Alps Group Inc, Alps Life Sciences Inc and Globalink Investment Inc as at September 30 2025 as Exhibit 99.1;

(2)	The unaudited financial statements and related notes of Alps Group Inc for the six months ended September 30, 2025 as Exhibit 99.2:

(3)	The unaudited consolidated financial statements and related notes of Alps Life Sciences Inc for the six months ended September 30, 2025 as Exhibit 99.3;

(4)	The unaudited condensed consolidated financial statements and related notes of Globalink Investment Inc for the nine months ended September 30, 2025 as Exhibit 99.4;

(5)	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alps Life Sciences Inc for the six months ended September 30, 2025 as Exhibit 99.5;

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this current report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the Company with the Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

99.1	The unaudited pro forma condensed combined financial information and related notes of Alps Group Inc, Alps Life Sciences Inc and Globalink Investment Inc as at September 30 2025
99.2	The unaudited financial statements and related notes of Alps Group Inc for the six months ended September 30, 2025
99.3	The unaudited consolidated financial statements and related notes of Alps Life Sciences Inc for the six months ended September 30, 2025
99.4	The unaudited condensed consolidated financial statements and related notes of Globalink Investment Inc for the nine months ended September 30, 2025
99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alps Life Sciences Inc for the six months ended September 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alps Group Inc

Date: February 4, 2026	By:	/s/ Dr. Tham Seng Kong
	Name:	Dr. Tham Seng Kong
	Title:	Chief Executive Officer and Director